October 23, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Mr. Grzeskiewicz:

On August 29, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Footprints Discover Value Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 9 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 19, 2012, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS SUMMARY PORTION

Comment 1.  Please confirm that the Fund anticipates that it will not incur acquired fund fees and expenses.  Also, please confirm that the expense reimbursement agreement, referenced in Footnote 3 to the table found in the Fees and Expenses of the Fund section, will be in effect for at least one year after the effective date of this filing.

Response.  The Registrant confirms that the Fund anticipates that it will not incur acquired fund fees and expenses and that the expense reimbursement agreement will be in effect for at least one year after the effective date of this filing.

Comment 2.  Under the section entitled "Principal Investment Strategies," please include additional disclosures that clarify that references to investing primarily junk bonds refer to the fixed income portion of the Fund's portfolio.

Response.  The Registrant has amended disclosures to include the introductory phrase "With respect to the fixed income portion of the Fund's portfolio, …"  at the beginning of the second sentence of the third paragraph under the section entitled Principal Investment Strategies.

Comment 3.  Under the section entitled "Principal Investment Strategies," please include additional disclosures that state that the Fund's adviser does have a set allocation between fixed income and equity securities, or if there are no such limits so state.

Response.  The Registrant has amended disclosures in the third paragraph of the section entitled "Principal Investment Strategies," to include the following disclosure.  "The Fund's adviser does not have a set asset allocation target between equity and fixed income securities."

Comment 4.  Under the sub-section entitled "MBS and CMO Risk:", under section entitled "Principal Investment Risks," please expand the disclosure describing the risks of borrower default rates.

Response.  The Registrant has amended risk disclosures to include.  "Borrower default rates may be significantly higher than estimated."  The Registrant has carried this disclosure over the statutory portion of the prospectus and supplemented that risk disclosure with: "The adviser's assessment, or a rating agency's assessment, of borrower credit quality, default rates and loss rates may prove to be overly optimistic."  In addition, the Registrant has added the following to the MBS and CMO –related disclosures in the principal investment strategy section.  "The adviser may rely upon third party forecasts of these factors to supplement its own analysis."

PROSPECTUS STATUTORY PORTION

Comment 5.  In the statutory portion of the Prospectus labeled "Source Ideas," if accurate, please disclose whether the adviser engages consultants or sub-advisers to assist in the generation of investment ideas and identify such entities or persons.

Response.  The Registrant confirms that the adviser does not engage consultants or sub-advisers.  As such, the Registrant has not amended related disclosures.

Comment 6.  Because prior performance of the adviser is included, please confirm the no-action letter upon which the Registrant relies and any conditions to such reliance.

Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the adviser has or will certify that it complies with the conditions of the no-action letter.

Comment 7.  Under "Frequent Purchases and Redemptions of Fund Shares," please consider if more specificity might aid prospective shareholders in understanding the conditions under which an early redemption fee would apply or shareholder purchase orders would be rejected.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.  Please confirm that the Statement of Additional Information disclosures are not the sole source of any principal investment strategies or principal investment risks and that disclosures are not superfluous or irrelevant.

Response.  The Registrant confirms that the Statement of Additional Information disclosures are not the sole source of any principal investment strategies or principal investment risks and that disclosures are not superfluous or irrelevant.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

719865.1